Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture (“Supplemental Indenture”) is made as of October 14, 2011, between Cephalon, Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of June 7, 2005 (the “Indenture”), pursuant to which the Company issued its 2.00% Convertible Senior Subordinated Notes due June 1, 2015 (the “Notes”); and

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of May 1, 2011 (the “Merger Agreement”), by and among Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), Copper Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Teva (“Copper”), and the Company, pursuant to which Copper was to merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation; and

WHEREAS, Section 8.4 of the Merger Agreement provides that Copper may assign all of its rights under the Merger Agreement to any of its affiliates; and

WHEREAS, pursuant to that certain Assignment and Assumption Agreement, dated as of October 14, 2011, Copper assigned all of its rights under the Merger Agreement to Copper Merger Sub, Inc. a Delaware corporation and an indirect wholly-owned subsidiary of Teva (“Merger Sub”), with Merger Sub assuming all of Copper’s rights, obligations and liabilities under the Merger Agreement; and

WHEREAS, Section 5.11 of the Indenture provides that, subject to certain exceptions, as a condition precedent to any merger to which the Company is a party, the Company shall execute and deliver to the Trustee a supplemental indenture providing that the Holder of each Security then outstanding shall have the right to convert such Security into cash and, with respect to the portion of the Conversion Obligation (as defined in the Indenture) in excess (if any) of the principal amount of Securities being converted, the kind and amount of shares of stock and other securities and property (including cash) receivable upon such merger by a holder of the number of shares of Common Stock (the “Reference Property”), deliverable upon conversion of such Security immediately prior to such merger; and

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, the Company’s Common Stock will be converted into the right to receive $81.50 per share, less any applicable withholding taxes and without any interest thereon; and

WHEREAS, Section 12.01 of the Indenture provides that the Company and the Trustee may amend the Indenture without the consent of any Securityholders for the purposes specified therein; and

WHEREAS, the Company has heretofore delivered or is delivering contemporaneously herewith to the Trustee (i) an Officer’s Certificate described in Section 5.11 of the Indenture and (ii) an Opinion of Counsel described in Section 5.11 of the Indenture; and

WHEREAS, all other conditions necessary to authorize the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Company and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Notes:

ARTICLE 1

Definitions

Section 1.01. General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2

Agreements of Parties

Section 2.01  Amendment of Section 5.05. Section 5.05(a)(ii)(C) of the Indenture shall be amended and restated in its entirety to read, “ For all purposes of this Indenture, “Volume Weighted Average Price” per share of Common Stock (or any security into which the Common Stock has been converted in connection with a Fundamental Change) on any Trading Day means $81.50 per share.

Section 2.02 Conversion of Notes.  In accordance with Section 5.11 of the Indenture, from and after the date of this Supplemental Indenture, the Holder of Notes then outstanding shall have the right, during the period such Notes shall be convertible as specified in the Indenture, to convert such Notes solely into the Reference Property (which for the avoidance of doubt, shall be equal to $1,745.18 per $1,000 aggregate principal amount of the Notes based on a Conversion Rate of 21.4133). Accordingly, any reference to a share of Common Stock in the Indenture shall be deemed a reference to an amount in cash equal to $81.50 (without interest), less any applicable withholding taxes, and the provisions of the Indenture, as modified herein, including, for the avoidance of doubt, Section 4.02, shall continue to apply with the necessary changes having been made to the Holders’ right to convert the Notes into the Reference Property.  In addition, Holders who elect or have elected to convert their Notes from and after September 4, 2011 until the second Trading Day immediately preceding the Fundamental Change Purchase Date, shall be entitled to receive a Make Whole Premium equal to $28.87 per $1,000 aggregate principal amount of the Notes.

ARTICLE 3

Miscellaneous Provisions

Section 3.01 Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Company and the Trustee and as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03 Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04 No Third-Party Beneficiaries. Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties to the Indenture, as supplemented hereby, and their successors, and to the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05 Severability. In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be impaired thereby.

Section 3.06 Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07 Successors. All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors.

Section 3.09 Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 3.10 Counterpart Signatures. This Supplemental Indenture may be signed by the parties hereto in multiple counterparts. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement.

Section 3.11 Confirmation. The Indenture as amended and supplemented by this Supplemental Indenture is in all respects confirmed and preserved.

Section 3.12 Conflict with Trust Indenture Act.  If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision hereof or of the Indenture which is required or deemed to be included in this Supplemental Indenture or the Indenture by any of the provisions of the Trust Indenture Act of 1939, such required provision shall control.

[Signatures follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

CEPHALON, INC.

By:	/s/ J. Kevin Buchi

	Name:	J. Kevin Buchi

	Title:	Chief Executive Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Arthur L. Blakeslee

	Name:	Arthur L. Blakeslee

	Title:	Vice President

[Signature page to First Supplemental Indenture]